UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEW MOUNTAIN FINANCE CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

647551100

(CUSIP Number)

Steven B. Klinsky
New Mountain Investments III, L.L.C.
787 Seventh Avenue
New York, NY  10019
(212) 720-0300

Copies to:

Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 15, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Investments III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON OO

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON PN

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in the Reporting Person.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Finance AIV Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON CO

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of the Reporting Person to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 65,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 65,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,794,412
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,356,695*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,794,412
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,356,695*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,151,107*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6%
14	TYPE OF REPORTING PERSON IN

* Pursuant to Rule 13d-3 of the Act, 20,221,938 of these shares are beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer generally will be exercised with respect to the shares of Common Stock which may be issued to New Mountain Finance AIV Holdings Corporation upon any exchange of common membership units of New Mountain Finance Holdings, L.L.C., in accordance with the directions of the partners  of New Mountain Guardian AIV, L.P. (including the partners of its limited partners).  The Steven B. Klinsky Trust holds 68,965 of the shares shown above.
.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,965
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 68,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Adam J. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 10,345
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,965*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,345
PERSON WITH	10	SHARED DISPOSITIVE POWER 68,965*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
14	TYPE OF REPORTING PERSON IN

* These securities are held in the Steven B. Klinsky Trust, of which the Reporting Person is the trustee.

** This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed on May 31, 2011 (the “Schedule 13D”), by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P., a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust and Adam J. Collins (collectively, the “Reporting Persons”)1 with respect to the common stock, par value $0.01 per share (“Common Stock”), of New Mountain Finance Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

______________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

ITEM 2.            IDENTITY AND BACKGROUND

As a result of the distribution of the shares of Common Stock owned by Guardian Partners to its partners, as described in Item 4, Guardian Partners is no longer a Reporting Person.

Item 2 of the Schedule 13D is hereby amended by deleting Guardian Partners and any references to Guardian Partners that appear therein.

ITEM 4.            PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

In accordance with the terms of its limited partnership agreement, on July 15, 2011, Guardian Partners distributed the shares of Common Stock owned by it to its general partner, Guardian GP, and to its limited partner.  As a result, Guardian Partners no longer beneficially owns any shares of Common Stock.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

 (a) – (b).  With respect to each Reporting Person, the aggregate percentage of shares of Common Stock reported beneficially owned by such person named herein is based upon 10,697,691 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 23, 2011, as reported in the Prospectus filed pursuant to Rule 497, as filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011, and treating any shares of Common Stock which may be acquired by any Reporting Person within 60 days (including through the exchange at any time and from time to time some or all of the common membership units of the Operating Company for shares of Common Stock of the Issuer) as being outstanding for purposes of computing the percentage of outstanding shares of Common Stock by such Reporting Person (but not by any other Reporting Person).  There are 20,221,938 outstanding common membership units of the Operating Company which are exchangeable by AIV Holdings on a one-for-one basis into shares of Common Stock.  The aggregate number of shares of Common Stock to which this Statement relates (assuming the exchange of all the common membership units of the Operating Company beneficially owned by the Reporting Persons for shares of Common Stock of the Issuer) is 22,151,107 shares of Common Stock, constituting approximately 71.6% of the outstanding shares of Common Stock of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Item 7 through Item 11 and Item 13 on the attached cover pages.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

On July 15, 2011, Guardian Partners distributed 65,792 shares of Common Stock to Guardian GP  and 1,187,172 shares of Common Stock to its limited partner.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2011

NEW MOUNTAIN INVESTMENTS III, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN GUARDIAN AIV, L.P.
By:	New Mountain Investments III, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN GUARDIAN PARTNERS, L.P.
By:	New Mountain Guardian GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN GUARDIAN GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

Steven B. Klinsky

/s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky

Adam J. Collins

/s/ Adam J. Collins